Raymond Chabot Grant Thornton LLP

Chartered Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Form 40-F of Neptune Technologies & Bioressources (“The Company”) of our auditors' report dated July 21, 2006, on the consolidated balance sheet of the Company as at May 31, 2006 and the consolidated statement of earnings, deficit, contributed surplus and cash flows for the year then ended.

/s/ Raymond Chabot Grant Thornton LLP

RAYMOND CHABOT GRANT THORNTON LLP

Chartered accountants

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